                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)



                         FIRST FEDERAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    32021B103
                   -----------------------------------------
                                 (CUSIP Number)

       James J. Stebor, 109 East Depot Street, Colchester, Illinois 62326
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 1, 2006
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

                                  SCHEDULE 13D
-------------------------
  CUSIP No.  32021B103
-------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       James J. Stebor
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /_/
                                                                   (b)  /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       PF; 00
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 /_/

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF          35,419 (not including 33,880 shares subject to options)
       SHARES       ------------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY           0
        EACH        ------------------------------------------------------------
      REPORTING      9   SOLE DISPOSITIVE POWER
       PERSON            21,475 (not including 33,880 shares subject to options,
        WITH             10,356 shares allocated under the First Federal Bank
                         Employee Stock Ownership Plan and 3,588 shares of
                         restricted stock subject to vesting)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,299 (including 33,880 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.4%(1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

---------------------
(1) Based on 1,242,264 shares outstanding as of March 15, 2006, plus 33,880 shares that Mr. Stebor may acquire within the next 60 days pursuant to exercisable options.


                                     2 of 6

Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of First Federal Bancshares, Inc. (the "Company"), a Delaware corporation, having its principal executive offices at 109 East Depot Street, Colchester, Illinois 62326.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed on behalf of James J. Stebor.

            (b) Mr. Stebor's business address is 109 East Depot Street, Colchester, Illinois 62326.

            (c) Mr. Stebor is President and Chief Executive Officer and a director of the Company. Mr. Stebor is also President and a director of First Federal Bank (the "Bank"), the Company's wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Mr. Stebor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Stebor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Stebor is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      5,000 shares were acquired directly by Mr. Stebor with personal funds for a total acquisition price of $50,000.

      2,000 shares were acquired by Mr. Stebor through the exercise of stock options at a total cost of $30,200. All of these shares were purchased using personal funds.

      123 shares were acquired by Mr. Stebor under the First Federal Bank 401(k) Plan.

      17,940 shares of restricted stock were acquired by Mr. Stebor as a result of being allocated such shares under the First Federal Bancshares, Inc. 2001 Stock-Based Incentive Plan. Of those shares, 14,352 shares have vested and 3,588 shares remain unvested. The stock awards vest in five equal annual installments commencing on October 10, 2002. Mr. Stebor has voting power over these restricted stock awards. These shares were acquired by Mr. Stebor without cash payment but in consideration of services rendered to the Company and the Bank.


                                     3 of 6

      10,356 shares were acquired by Mr. Stebor as a result of being allocated such shares under the First Federal Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Stebor without cash payment but in consideration of services rendered to the Company and the Bank.

      33,880 shares may be acquired by Mr. Stebor upon the exercise of stock options under the First Federal Bancshares, Inc. 2001 Stock-Based Incentive Plan. These shares are exercisable within 60 days. The exercise price for each of these options is $15.10.

Item 4.     Purpose of Transaction
            ----------------------

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Stebor may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as President and Chief Executive Officer of the Company and President of the Bank, Mr. Stebor does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                                     4 of 6

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Mr. Stebor beneficially owns 69,299 shares representing 5.4% of the 1,242,264 shares of the Company's common stock deemed outstanding for such purpose. In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and shares deemed outstanding include 33,880 shares that Mr. Stebor may acquire within 60 days pursuant to exercisable options.

      (b) Mr. Stebor has sole voting power over 35,419 shares, which excludes 33,880 shares subject to option.

            Mr. Stebor has sole dispositive power over 21,475 shares, which does not include 33,880 shares subject to options, 3,588 shares allocated to Mr. Stebor's account under the First Federal Bancshares, Inc. 2001 Stock-Based Incentive Plan and 10,356 shares allocated under the First Federal Bank Employee Stock Ownership Plan.

      (c) Mr. Stebor has not effected any transactions in the common stock of the Company during the past sixty days.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings, and Relationships with
            ---------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Stebor and any person with respect to any securities of the Company's common stock.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      None.



                                     5 of 6

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 28, 2006                         By: /s/ James J. Stebor
                                           ----------------------------------
                                           James J. Stebor







                                     6 of 6